Exhibit 3

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202)661-6367, JBirnbaum@BGRPR.com

Crest Proposes Debt Financing to Clearwire As Alternative to Sprint Financing

HOUSTON, April 3, 2013 — Crest Financial Limited, the largest minority shareholder of Clearwire Corporation (NASDAQ: CLWR), today proposed to provide Clearwire $240 million in financing through a convertible debt facility. The arrangement, described in a letter to Clearwire’s board, is superior to the financing provided by Sprint Nextel Corporation and designed to free Clearwire to explore alternatives to Sprint’s inadequate merger offer, Crest said. The Crest proposal is similarly structured as the Sprint financing with Clearwire but is more favorable to Clearwire and its minority shareholders.

According to Clearwire’s public disclosures, the proposed $240 million of financing would provide Clearwire with enough capital to build-out 2,000 LTE sites as planned and to pay its interest expenses in 2013. In addition with the $160 million that Clearwire has already received under the Sprint financing and cash on hand, Clearwire would have sufficient funds to build at least 2,133 sites above its 2,000 LTE site build-out plan. The proposed Crest financing would also provide Clearwire’s board with more time to consider alternatives to the proposed merger with Sprint. Among other alternatives, the Crest financing would allow Clearwire to continue as an independent company and execute its multi-customer business plan that the Clearwire board’s own financial advisors, Evercore Group and Centerview Partners, concluded is the most profitable business strategy Clearwire could pursue. In addition, it would give the Clearwire board the opportunity to pursue sales of excess spectrum, such as to DISH Network Corporation, to provide more liquidity to Clearwire. Crest believes that DISH made a real and actionable proposal to purchase a portion of Clearwire’s excess spectrum some time ago but, for reasons known only to Clearwire, Clearwire has failed to complete such sale.

Under Crest’s proposal, Crest would provide $240 million of debt financing to Clearwire through a note purchase agreement. The Crest notes would be issued at 1% interest rate per annum (the same as the Sprint Notes) and with the same maturity date as the Sprint notes. The Crest notes would be exchangeable at $2.00 per share, a significant premium of 33.3% above the $1.50 per share Sprint notes’ exchange price. Crest’s proposal is not contingent on financing; Crest and its affiliates have sufficient funds available to fund the $240 million in full.

In addition to the higher exchange price of $2.00 a share, the Crest notes have several advantages to the Sprint notes. First, the Crest notes remain available even if Clearwire’s stockholders reject the - merger with Sprint. Second, if Clearwire were to draw on the Crest notes after the stockholders reject the merger with Sprint, the Crest notes would not become exchangeable until the maturity date in June 2018; by contrast, the Sprint notes are likely to become exchangeable in October 2013 (or sooner). Consequently, the Crest financing offers greater value to Clearwire stockholders by providing Clearwire with very inexpensive debt for a longer term and possibly avoiding substantial near-term dilution.

In a statement, David Schumacher, the General Counsel of Crest Financial Limited, said: “Today, Crest has proposed to the Clearwire’s board an alternative: the liquidity it needs to continue the build-out of its TDD-LTE wireless network, to explore sales of excess spectrum to DISH or others to provide Clearwire with more liquidity, and to pursue a multi-customer strategy that ensures the highest value for its assets while at the same time avoiding additional draws on the coercive Sprint financing. To Crest, the benefits of our proposal to Clearwire and its stockholders are clear. The Sprint notes are intended to leave Clearwire’s minority stockholders with the unfair choice of acquiescing to Sprint’s inadequate merger offer or suffering significant dilution at the hands of Sprint. Our proposal is aimed at breathing new life into Clearwire by providing the liquidity and time that Clearwire needs to pursue the profitable multi-customer plan that will bring significantly more value to Clearwire’s stockholders than the Sprint offer.”

Crest’s proposed debt financing to Clearwire’s board can be found at http://www.bancroftpllc.com/crest/.

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About Crest Financial Limited

Crest Financial Limited is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

CREST FINANCIAL LIMITED AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS (THE “PARTICIPANTS”) IN A SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER OF CLEARWIRE WITH SPRINT NEXTEL CORPORATION. THE PARTICIPANTS INTEND TO FILE A PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL INVESTORS AND SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INFORMATION REGARDING THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN SUCH PROXY STATEMENT AND OTHER PROXY MATERIALS. UPON REQUEST, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT AT NO CHARGE WHEN IT BECOMES AVAILABLE. THE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE:        Crest Financial Limited